UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Home Loan Servicing Solutions, Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

G6648D109
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G6648D109

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS MASTER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,609,545
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,609,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,609,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. G6648D109

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 448,439
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 448,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G6648D109

1	NAME OF REPORTING PERSON KTOWN, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 542,016
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 542,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G6648D109

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G6648D109

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. G6648D109

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. G6648D109

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G6648D109

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,600,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,600,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. G6648D109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, $0.01 par value (the “Shares”), of Home Loan Servicing Solutions, Ltd. (the “Issuer”).  The address of the principal executive offices of the Issuer is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

Item 2.	Identity and Background.

(a)           This statement is filed by Kingstown Capital Management L.P., a Delaware limited partnership (“Kingstown Capital”), Kingstown Management GP LLC, a Delaware limited liability company (“Kingstown Management”), Kingstown Capital Partners, LLC, a Delaware limited liability company (“General Partner”), Kingstown Partners Master Ltd., a Cayman Islands corporation (“Master Fund”), Kingstown Partners II, L.P., a Delaware limited partnership (“Fund II”), Ktown, LP, a Delaware limited partnership (“Ktown,” and together with Master Fund and Fund II, the “Funds”), Michael Blitzer and Guy Shanon. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

General Partner is the general partner of each of the Funds.  Kingstown Capital is the investment manager of each of the Funds.  Kingstown Management is the general partner of Kingstown Capital.  Each of Mr. Blitzer and Mr. Shanon is a managing member of Kingstown Management.  By virtue of these relationships, each of General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon may be deemed to beneficially own the Shares owned by the Funds.

 (b)           The principal business address of each of General Partner, Kingstown Capital, Kingstown Management, Fund II, Ktown, Michael Blitzer and Guy Shanon is 100 Park Ave, 21st Floor, New York, NY 10017. The principal business address of Master Fund is c/o Intertrust Corporate Services, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.  The officers and directors of Master Fund and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)           The principal business of the Funds is acquiring, holding and disposing of investments in various companies.  The principal business of Kingstown Capital is acting as the investment manager of each of the Funds.  The principal business of Kingstown Management is acting as the general partner of Kingstown Capital. The principal business of General Partner is acting as the general partner of each of the Funds.  The principal business of each of Mr. Blitzer and Mr. Shanon is acting as a managing member of Kingstown Management.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Blitzer and Shanon are citizens of the United States of America.  The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

CUSIP NO. G6648D109

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 2,609,545 Shares owned by Master Fund is approximately $41,141,853, including brokerage commissions. The aggregate purchase price of the 448,439 Shares owned by Fund II is approximately $7,065,911, including brokerage commissions.  The aggregate purchase price of the 542,016 Shares owned by Ktown is approximately $8,539,950, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons oppose the announced transaction between New Residential Investment Corp. (“NRZ”), Hexagon Merger Sub, Ltd. and the Issuer pursuant to that certain Agreement and Plan of Merger, dated February 22, 2015 (the “Merger Agreement”).  The Reporting Persons do not believe a transaction at GAAP book value adequately compensates the Issuer’s shareholders for the value of its assets, which have historically traded between 1.2x - 1.3x book value according to the Issuer’s September 2014 Investor Presentation.  The Reporting Persons further note the overly conservative nature of the assumptions underlying the Issuer’s book value, including (i) an assumed weighted average prepayment rate of 18% versus the actual 10.3% for the nine months ending September 30, 2014, (ii) an assumed weighted average delinquency rate of 25% versus actual non-performing residential assets of 18.5% of UPB as of September 30, 2014, (iii) an assumed weighted average discount rate of 19% versus a 10% discount rate used by NRZ to value its own MSR assets, and (iv) the exclusion of any value from deferred servicing fees, which were $470M at year-end 2013.

The Reporting Persons believe that adjusting these assumptions to reflect recently observed rates and the discounted value of deferred servicing fees, among other factors, could add more than $7 per share of additional value above the stated book value.  Notwithstanding a higher offer from NRZ or others, the Reporting Persons believe the most value-enhancing strategies for the Issuer are continuing its servicing relationship with Ocwen Financial Corporation, completing refinancing initiatives recently highlighted by management and executing the Issuer’s growth initiatives as its financing and operations normalize in due course.  The Reporting Persons plan to communicate with the Issuer’s shareholders, management and Board of Directors (the “Board”) as well as other third parties to oppose the current transaction and may present other proposals that offer the Issuer’s shareholders more value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board, shareholders and other third parties concerning, among other things, the business, operations, available strategic alternatives and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 71,016,771 Shares outstanding, as of February 19, 2015, which is the total number of Shares outstanding as reported in the Merger Agreement filed as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 23, 2015.

As of the date hereof, Master Fund owned directly 2,609,545 Shares, constituting approximately 3.7% of the Shares outstanding, Fund II owned directly 448,439 Shares, constituting less than 1% of the Shares outstanding and Ktown owned directly 542,016 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their respective relationships with the Funds discussed in further detail in Item 2, each of General Partner, Kingstown Capital, Kingstown Management and Messrs. Blitzer and Shanon may be deemed to beneficially own the Shares owned directly by the Funds.

 (b)           Each of Master Fund, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon has shared voting and dispositive power over the Shares owned directly by Master Fund.  Each of Ktown, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon has shared voting and dispositive power over the Shares owned directly by Ktown.  Each of Fund II, General Partner, Kingstown Capital, Kingstown Management, Mr. Blitzer and Mr. Shanon has shared voting and dispositive power over the Shares owned directly by Fund II.

CUSIP NO. G6648D109

 (c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 24, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement, dated February 24, 2015, by and among Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners, LLC, Kingstown Partners Master Ltd., Kingstown Partners II, L.P., Ktown, LP, Michael Blitzer and Guy Shanon.

CUSIP NO. G6648D109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 24, 2015	KINGSTOWN CAPITAL MANAGEMENT L.P.

	By:	Kingstown Management GP LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS II, L.P.

By:	Kingstown Capital Partners, LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KTOWN, LP

By:	Kingstown Capital Partners, LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

CUSIP NO. G6648D109

KINGSTOWN CAPITAL PARTNERS, LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN PARTNERS MASTER LTD.

By:	/s/ Michael Blitzer
Michael Blitzer Director

/s/ Michael Blitzer
MICHAEL BLITZER

/s/ Guy Shanon
GUY SHANON

CUSIP NO. G6648D109

SCHEDULE A

Directors and Officers of Kingstown Partners Master Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Michael Blitzer* Director

Guy Shanon* Director

Leon Rhule Director	Accountant	190 Elgin Avenue, George Town, Grand Cayman, CY1-9005, Cayman Islands	United Kingdom, Jamaica

* Messrs. Blitzer and Shanon are Reporting Persons and, as such, their information called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. G6648D109

SCHEDULE B

Transactions in the Shares by the Reporting Persons During the Past 60 Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)
KINGSTOWN PARTNERS MASTER LTD.
01/13/2015	934,742	12.6879
01/14/2015	333,352	13.6938
01/15/2015	542,164	14.0446
01/26/2015	(362,000)	13.1888
01/27/2015	(181,000)	12.6080
01/28/2015	(116,846)	12.6105
01/29/2015	(64,154)	12.3692
02/02/2015	(181,550)	12.5083
02/04/2015	(72,620)	13.8867
02/06/2015	(18,155)	14.7154
02/19/2015	308,337	17.0243
02/19/2015	290,200	17.0712
02/20/2015	399,025	16.8802
02/20/2015	362,750	16.7590
02/20/2015	108,825	16.8864
02/23/2015	145,100	18.2550
02/23/2015	181,375	18.2497

KINGSTOWN PARTNERS II, L.P.

01/13/2015	161,082	12.6879
01/14/2015	57,508	13.6938
01/15/2015	93,531	14.0446
01/26/2015	(62,450)	13.1888
01/27/2015	(31,225)	12.6080

CUSIP NO. G6648D109

01/28/2015	(20,158)	12.6105
01/29/2015	(11,067)	12.3692
02/02/2015	(30,950)	12.5083
02/04/2015	(12,380)	13.8867
02/06/2015	(3,095)	14.7154
02/19/2015	52,828	17.0243
02/19/2015	49,720	17.0712
02/20/2015	68,365	16.8802
02/20/2015	62,150	16.7590
02/20/2015	18,645	16.8864
02/23/2015	24,860	18.2550
02/23/2015	31,075	18.2497
KTOWN, LP

01/13/2015	194,899	12.6879
01/14/2015	69,571	13.6938
01/15/2015	113,151	14.0446
01/26/2015	(75,550)	13.1888
01/27/2015	(37,775)	12.6080
01/28/2015	(24,386)	12.6105
01/29/2015	(13,389)	12.3692
02/02/2015	(37,500)	12.5083
02/04/2015	(15,000)	13.8867
02/06/2015	(3,750)	14.7154
02/19/2015	63,835	17.0243
02/19/2015	60,080	17.0712
02/20/2015	82,610	16.8802
02/20/2015	75,100	16.7590
02/20/2015	22,530	16.8864
02/23/2015	30,040	18.2550
02/23/2015	37,550	18.2497